United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Table of Contents

Press Release
Signature Page

US GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP
www.vale.com
rio@vale.com
Investor Relations Department
Roberto Castello Branco
Alessandra Gadelha
Marcus Thieme
Patricia Calazans
Theo Penedo
Tacio Neto
Phone: (5521) 3814-4540
ON THE VALUE CREATION PATH
Performance of Vale in 2Q08
Rio de Janeiro, August 6, 2008 — Companhia Vale do Rio Doce (Vale) in the second quarter of 2008 (2Q08) continued to report excellent operational and financial performance, marked by record production of nickel, pellets and coal, shipments of iron ore and pellets, gross revenue, operational profit, cash generation and net earnings.
The excellence of Vale’s performance can be seen not only when compared to previous periods but above all in the face of the hostile environment which prevailed over the first half of this year, involving the continued depreciation of the US dollar, significant increases in the price of inputs, equipment and engineering services, the fall in the price of nickel from its historical highs in 2Q07 and several challenges faced by our operational activities.
Vale remains on the trail of shareholder value creation, carrying out its growth strategy with discipline and consistent with its long-term vision of the markets.
The main highlights of performance in 2Q08 were:
•	Record shipments of iron ore and pellets: 78.858 million metric tons, an increase of 7.9% relatively to 2Q07.

•	Record gross revenue: US$ 10.897 billion, 22.5% more than the US$ 8.899 billion of 2Q07, the previous record. Accumulated revenue for the first half of 2008 (1H08) was US$ 18.945 billion against US$ 16.579 billion in 1H07.

•	Record operational profit, as measured by adjusted EBIT (a) (earnings before interest and taxes): US$ 5.235 billion, was 19.5% higher than 2Q07. In 1H08 adjusted EBIT of US$ 8.150 billion increased by 15.1% relatively to 1H07.

•	Adjusted EBIT margin of 49.4%, against 50.4% in 2Q07 and 37.2% in 1Q08.

•	Record cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization): US$ 6.218 billion in 2Q08, an increase of US$ 1.161 billion over the 2Q07 record of US$ 5.057 billion. In 1H08, adjusted EBITDA reached US$ 9.947 billion compared to US$ 8.241 billion in 1H07.

•	Record net earnings: US$ 5.009 billion, equal to US$ 1.02 per share on a fully diluted basis, a 22.3% increase on the 2Q07 record result of US$ 4.095 billion. In 1H08 net earnings reached US$ 7.030 billion, as against US$ 6.312 billion in 1H07.

•	Vale’s credit risk was upgraded to BBB+ by Standard & Poor’s, in recognition of its ability to finance its growth plans while at the same time maintaining a healthy balance sheet.

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, RDM, RDME, RDMN, Urucum Mineração, Ferrovia Centro-Atlântica (FCA), Vale Australia, CVRD International and Vale Overseas.

2Q08

US GAAP
•	Investments in 2Q08 totaled US$ 2.312 billion, of which US$ 1.788 billion was related to organic growth and US$ 524 million to maintaining existing operations. In 1H08 Vale invested US$ 4.007 billion as against US$ 2.799 billion in 1H07.

•	Two world-class projects started up operations: Paragominas II and Alunorte 6&7. Our refinery’s expanded capacity supported by large reserves of high quality bauxite consolidates its position as the largest alumina plant in the world. Apart from these, four other important projects were delivered during 1H08: Zuhai, Fazendão, Samarco III and Dalian.

•	In May the 330-wagon trains started to operate on the Carajás railroad (EFC). This innovation offers more flexibility and increases the productivity of our iron ore logistics operation.

•	In line with a key strategic commitment our investment in corporate social responsibility reached US$ 302 million, of which US$ 201 million was allocated to environmental protection and US$ 101 million to social projects. In 1H08, these investments totaled US$ 382 million, with US$ 272 million in environment and US$ 110 million in social action
SELECTED FINANCIAL INDICATORS — US$ million

	2Q07	1Q08	2Q08%		%
	(A)	(B)	(C)	(C/A)	(C/B)
Gross revenues	8,899	8,048	10,897	22.5%	35.4%
Adjusted EBIT	4,379	2,915	5,235	19.5%	79.6%
Adjusted EBIT margin (%)	50.4	37.2	49.4
Adjusted EBITDA	5,057	3,729	6,218	23.0%	66.7%
Net earnings	4,095	2,021	5,009	22.3%	147.8%
Earnings per share (US$)	0.85	0.42	1.04
Earnings per share fully diluted (US$)	0.85	0.41	1.02
ROE (%)[1]	33.7	33.2	30.1
Total debt/ adjusted LTM EBITDA (x)	1.3	1.3	1.2
Capex (excluding acquisition)	1,439	1,695	2,312	60.7%	36.4%
SELECTED FINANCIAL INDICATORS — US$ million

	1H07	1H08%
	(A)	(B)	(B/A)
Gross revenues	16,579	18,945	14.3%
Adjusted EBIT	7,081	8,150	15.1%
Adjusted EBIT margin (%)	43.8	44.2
Adjusted EBITDA	8,241	9,947	20.7%
Net earnings	6,312	7,030	11.4%
Earnings per share (US$)	1.31	1.45
Earnings per share fully diluted (US$)	1.31	1.43
Capex	2,799	4,007	43.2%
Ú BUSINESS OUTLOOK
Global GDP is estimated to have grown slightly above 4% in 1H08, surprising on the upside. This was due to the accelerated expansion of the emerging economies and the performance of the US economy, the latter influenced by the devaluation of the dollar and by the temporary effect of the fiscal incentive package.

[1]	Return on equity
2Q08

US GAAP
From mid-May onwards, central banks turned their attention to inflationary risks, as inflation has increased worldwide due to the oil and food price shocks and, in some countries, as a result of excess aggregate demand.
The level of nervousness in financial markets was heightened again, as uncertainty about future losses and capital needs created a high degree of concern with respect to US government-sponsored-enterprises (GSEs). Given the wide investor base in GSE debt, which includes banks from different countries, the perception of systemic risk has increased.
Simultaneously, although the banks had been successful at recapitalizing, their balance sheets continued to be under pressure, making the obtaining of additional capital more difficult and increasing the probability of interaction between adjustments in the banking system and the real economy.
Together these factors have led to a renewed global wave of share price correction, producing a sharp decline of metals and mining equity prices, implicitly demonstrating investor concern about their future profitability.
In spite of the current risks, we believe that the fundamentals of the mineral and metals markets have not changed, remaining very robust.
Global economic growth is expected to decelerate in the second half of the year, under the weight of the slowdown of developed economies. We expect global economic activity to start reaccelerating in 1H09. Emerging economies are also expected to lose some steam, though still expanding at high rates. The growth differential between emerging and developed economies will tend to widen and the relative decoupling of emerging economies, a phenomenon that started to take place at the turn of the century, is expected to remain.
In the case of China, the world’s largest emerging economy, inflation has probably peaked and the economy is expected to make a very soft landing. GDP growth is projected to moderate, from an annual growth of over 10% for the last five years to something close to 9% in the near future — still a very high growth rate.
In the short term Chinese economic growth looks pretty solid, with fixed assets investment expanding by 26% and industrial output at 16%, with the only indication of weakening being in external demand. However, the contribution of external demand to China’s GDP is small, running at between 10% to 15% of annual growth.
As the experience of this decade has shown, growth in global consumption of minerals and metals will continue to depend almost exclusively on the emerging economies, which are undergoing important structural transformations associated to long term economic development. Industrialization, urbanization and infrastructure building are metal intensive activities and the main drivers of their rapid consumption growth.
In the middle of the last century, in the 50’s and 60’s, the mining and metals industry underwent a similar cycle, initially brought on by the reconstruction of the Europe after the second world war and subsequently supported by the economic development of Japan. One of the key characteristics of this cycle was the growth of world steel output faster than global GDP and global industrial production. After three decades of slow expansion, world steel output is once again showing the same growth pattern as in the past, as a reaction to this new long cycle caused by emerging economies growth.
2Q08

US GAAP
According to UN2 estimates, by 2025 the urban population of the emerging economies will increase by some 1.2 billion people. In the case of China, for example, there will be 300 million more city dwellers, many of them migrants from rural areas. This will require substantial investments in power generation, transmission and distribution, roads, railways, airports, communications networks, commercial buildings and housing, contributing to a growing demand for metals. It is estimated that infrastructure investment in emerging economies will reach a minimum of US$ 5 trillion in the next 10 years, equal to approximately 20% of their current GDP3. These investments will pressure the demand for steel and steelmaking raw materials - iron ore, metallurgical coal, and manganese alloys — aluminum, copper and nickel.
Per capita income increase and credit deepening in emerging economies, with the expansion of consumer and housing finance, will lead to a rising demand for consumer durables, mainly autos and residential construction. In recent years, this has occurred in countries such as Brazil and Russia, creating another lever for the growing consumption of metals.
The reaction to the high oil prices is another change which is likely to drive the demand for metals as it will involve a more intensive use of alternative sources of energy, leading, for instance, to the construction of power generation plants and windmills, and oil-saving innovations, such as hybrid electric vehicles. It means more steel, iron ore, coal, nickel, aluminum and copper.
On the other hand, the mining and metals industry’s ability to respond to price incentives remains limited by a number of obstacles, amongst which the increasing scarcity of essential natural resources such as water, energy and world-class mineral deposits, skilled labor, infrastructure bottlenecks, rising costs of equipment and engineering services and difficulties in obtaining environmental licenses and technological challenges.
In the short term, the iron ore and nickel markets face different scenarios. Iron ore, whose demand depends on the carbon steel industry, is continuing to have a tight market, while nickel is suffering the effects of exposure to the economics of stainless steel.
The behavior of the demand for carbon steel is more linked to emerging economies growth, and it is continuing to pressure the demand for iron ore and other steelmaking raw materials in which Vale is positioned, such as manganese alloys and metallurgical coal.
Prices of iron ore on the spot market continue high and substantially above prices for Vale’s iron ore fines, a higher quality product and with much less quality variance among shipments. This is a clear indication of excess demand, which is being cleared at the margin at prices much higher than benchmark prices, and with poorer quality products.
The hypothesis of iron ore surplus in the near future implicitly envisages a scenario with no limitations to production increases, dismissing all the restrictions faced by mining companies to develop projects. In addition, it misses the fact that production growth of low quality iron ore is not sufficient to satisfy demand increase given the need to blend them with high quality ores, which are much more scarce.

[2]	UN Department of Economics and Social Affairs.

[3]	GDP measured at purchasing power parity (PPP) exchange rates.
2Q08

US GAAP
The pricing of iron ore contracts is evolving towards a clear recognition of quality and freight costs. On the one hand, quality is becoming an increasingly important factor, since a new generation of projects will bring to market low quality ores, increasing the need to mix them with good quality ores and/or more intensive use of pellets. Chinese ore is a typical example, with high-silica and low- iron content, obliging steelmakers to blend them with better quality ores.
On the other hand, in the light of the sizable expansion in the coming years of the capesize fleet for transporting iron ore, it is highly likely that we will see a downward trend in freight prices, even in the presence of port congestion, thus lessening the importance of this issue.
Vale is actively positioning itself to exploit the opportunities that these trends will offer. We are working to increase our production capacity of the best iron ore in the world — the Carajás iron ore — and pellets, beginning to build a global asset base, with pelletizing plants in China, the Middle East, and the Southeast Asia. At the same time, we are investing in developing a dedicated shuttle-service made up of very large ore carriers, between our maritime terminals in Brazil and ports in Asia. This will contribute to minimize our geographical disadvantage as a supplier to Asian steelmakers.
Nickel prices in the short term are strongly influenced by the stainless steel industry which is much more volatile than the carbon steel industry, especially in comparison to the blast furnace segment, its leading sector. Demand for stainless steel is highly income elastic and much more sensitive to the cyclical gyrations of the developed economies.
In spite of low inventories, the strong deceleration of industrial output in North America, Europe and Japan has meant slow production growth for stainless steel. In addition, this quarter is seasonally the weakest of the year due to summer vacations in the Northern Hemisphere. Although nickel inventories have been slowly dropping on the London Metal Exchange since the end of April, the downward trend of its prices has not reversed.
On the other hand, the demand from non-stainless steel applications of nickel, which represents 35% of global consumption, remains robust. This is the case with alloy steels — used in the production of equipment for mining and energy, nickel super-alloys — used for aircraft and marine engines, foundry and batteries manufacturing.
Current nickel prices, after a steep decline from the record levels seen in the second quarter of 2007, still offer high profitability for Vale, a low cost producer, and do not stimulate substitution efforts, a fact that is essential to the preservation of the strong long-term business fundamentals.
In the medium term, the combination of low stainless steel inventories with the decline of nickel inventories creates an environment conducive to a strong nickel price recovery in the next expansion cycle of developed economies. Low costs, higher productivity in its existing asset base and production capacity expansion will allow Vale to continue to create significant value with its nickel operations.
Ú RECORD GROSS REVENUES: US$ 10.9 BILLION
In 2Q08, we hit a new gross revenue record of US$ 10.897 billion. This was 22.5% over the US$ 8.899 billion of 2Q07.
2Q08

US GAAP
The US$ 1.998 billion increase in revenue was determined by the effects of variation in the prices of our products, US$ 1.463 billion, and by the US$ 535 million expansion in volume of sales.
Accumulated revenues for 1H08 were US$ 18.945 billion, rising 14.3% above the 1H07 US$ 16.579 billion.
The opposite movements of iron ore (up) and nickel (down) prices produced a significant change in the composition of revenue by product and destination in 2Q08.
The share of revenue from non-ferrous minerals went from 52.3% in 2Q07 to 32.8% in 2Q08. On the other hand, the contribution made by ferrous minerals became more important, going from 42.2% in 2Q07 to 61.0% in 2Q08.
Revenues from North America and Asia, where 85% of our nickel sales are concentrated, fell from 14.7% and 43.4% in the 2Q07, respectively, to 12.5% and 38.6% in the 2Q08. While, sales to South America and Europe, the destination for 47% of our iron ore and pellets sales, increased their share of total revenue from 17.9% and 21.1% in the 2Q07, respectively, to 20.5% and 24.3% in the 2Q08. However, due to the more dynamic pace of its economy and the higher intensity of metal consumption, emerging Asia tends to become a more important market for Vale.
On a country basis, China and Brazil had the largest share of the total revenue, 17.3% each, followed by Japan (11.0%), the United States (7.0%) and Germany (5.3%).
GROSS REVENUE BY PRODUCT — US$ million

	2Q07%		1Q08%		2Q08%
Ferrous minerals	3,752	42.2	4,154	51.6	6,652	61.0
Iron ore	2,898	32.6	3,116	38.7	4,947	45.4
Pelletizing plant operation services	19	0.2	24	0.3	15	0.1
Pellets	663	7.5	655	8.1	1,168	10.7
Manganese ore	21	0.2	40	0.5	83	0.8
Ferroalloys	122	1.4	259	3.2	346	3.2
Others	29	0.3	60	0.7	93	0.9
Non-ferrous minerals	4,657	52.3	3,378	42.0	3,579	32.8
Nickel	3,196	35.9	1,891	23.5	1,870	17.2
Copper	504	5.7	506	6.3	621	5.7
Kaolin	55	0.6	54	0.7	54	0.5
Potash	39	0.4	64	0.8	105	1.0
PGMs	87	1.0	126	1.6	116	1.1
Precious metals	20	0.2	30	0.4	28	0.3
Cobalt	32	0.4	61	0.8	57	0.5
Aluminum	442	5.0	362	4.5	395	3.6
Alumina	267	3.0	278	3.5	329	3.0
Bauxite	15	0.2	6	0.1	4	0.0
Coal	42	0.5	72	0.9	103	0.9
Logistics services	414	4.7	362	4.5	463	4.2
Railroads	333	3.7	295	3.7	382	3.5
Ports	61	0.7	55	0.7	67	0.6
Shipping	20	0.2	12	0.1	14	0.1
Others	34	0.4	82	1.0	100	0.9
Total	8,899	100.0	8,048	100.0	10,897	100.0
2Q08

US GAAP
GROSS REVENUE BY DESTINATION — US$ million

	2Q07%		1Q08%		2Q08%
North America	1,307	14.7	1,164	14.5	1,359	12.5
USA	845	9.5	693	8.6	768	7.0
Canada	402	4.5	413	5.1	496	4.6
Mexico	60	0.7	58	0.7	95	0.9
South America	1,591	17.9	1,569	19.5	2,229	20.5
Brazil	1,350	15.2	1,385	17.2	1,890	17.3
Others	241	2.7	184	2.3	339	3.1
Asia	3,866	43.4	3,018	37.5	4,206	38.6
China	1,596	17.9	1,385	17.2	1,884	17.3
Japan	1,111	12.5	875	10.9	1,199	11.0
South Korea	429	4.8	272	3.4	356	3.3
Taiwan	642	7.2	262	3.3	296	2.7
Others	88	1.0	224	2.8	471	4.3
Europe	1,878	21.1	1,895	23.5	2,650	24.3
Germany	459	5.2	528	6.6	573	5.3
Belgium	170	1.9	180	2.2	240	2.2
France	213	2.4	150	1.9	242	2.2
UK	285	3.2	293	3.6	441	4.0
Italy	137	1.5	182	2.3	249	2.3
Others	614	6.9	562	7.0	905	8.3
Rest of the World	257	2.9	402	5.0	453	4.2
Total	8,899	100.0	8,048	100.0	10,897	100.0
Ú COSTS
In 2Q08 cost of goods sold (COGS), excluding the effect of depreciation, reached US$ 4.040 billion, as against US$ 3.216 billion in 2Q07. The main determinants for the increase of US$ 824 million were: (a) depreciation of the US dollar (US$ 399 million); (b) increase in the price of inputs (US$ 286 million); (c) leasing of the Nibrasco and Kobrasco plants (US$ 134 million)4, and (d) increase in production (US$ 42 million).
Hence, input price rises and the depreciation of the US dollar against the Brazilian real (17.6%) and the Canadian dollar5 (11.3%) continued to exert pressure on our costs, when we compare COGS in 2Q08 with 2Q07.
Expenditure on materials was the main source of the increase in costs when comparing 2Q08 and 2Q07. They rose by US$ 233 million of which 44.6% — US$ 104 million — was due to higher prices of inputs, with exchange rate variation contributing 41.4% and increased production 13.7%.
Since 1Q08, purchase of materials has become the largest component of COGS, with 16.7% and reaching 17.1% in 2Q08. The main items are: spare parts and maintenance equipment, US$ 238 million, inputs, US$ 215 million and tires and conveyor belts, US$ 51 million.
In contrast, purchase of products reduced COGS by US$ 104 million, due to production growth and lower nickel prices. Product acquisition — 14.8% of COGS — totaled US$ 704 million in 2Q08, compared to US$ 808 million in 2Q07.

4        Details of effects of leasing Nibrasco and Kobrasco assets are given in ANNEX 1.
5        In this quarter, distribution of COGS by currencies was 67% in Brazilian real, 20% in Canadian dollar, 10% in US dollar and 3% in other currencies.
2Q08

US GAAP
Due to the leasing of the Nibrasco and Kobrasco plants, there was a reduction in the volume of purchases of pellets from joint ventures, which fell to 1.750 million in 2Q08 from 2.874 million metric tons in 2Q07.
The volume of iron ore purchased came to 3.255 million metric tons in 2Q08 compared with 2.083 million in 2Q07 and 2.782 million in 1Q08. The increase in the price of iron ore and pellets added US$ 245 million to acquisition costs, while the effect of variations in volume was a reduction of US$ 68 million.
A rising nickel output is contributing to reduce our costs. Smaller volumes of acquired nickel produced a decrease in the cost of acquisition of products of US$ 205 million in 2Q08 in comparison to 2Q07. Lower nickel prices reduced costs by US$ 96 million.
Outsourced services costs, 16.2% of COGS in 2Q08, rose to US$ 772 million, from US$ 622 million in 2Q07. The increase is explained by the devaluation of the US dollar (US$ 104 million) and greater volume of sales (US$ 76 million), which was partially offset by the reduction in prices (US$ 30 million).
The main items were freight, coming in at US$ 272 million, maintenance of equipment and facilities, US$ 186 million and ore and waste removal, US$ 61 million.
Expenses with railroad freight — involving mainly the transportation of the Southern System iron ore — reached US$ 181 million, maritime freight — mainly transportation of bauxite from Trombetas to the Barcarena alumina refinery — US$ 43 million, and road freight was US$ 49 million, out of which US$ 37 million was spent on nickel transportation.
Energy costs, 15.7% of COGS, were US$ 747 million, of which US$ 281 million for electricity and US$ 466 million for fuel and gases.
Expenses with electricity increased by US$ 53 million, US$ 40 million of which was due to the effect of currency volatility.
The higher cost of fuel and gases, at US$ 119 million, was caused by the depreciation of the US dollar (US$ 58 million), price hikes (US$ 49 million), and increased consumption (US$ 12 million).
Personnel expenses represented 12.0% of COGS, amounting to US$ 571 million. This was US$ 127 million more than in 1Q07, of which US$ 59 million were due to exchange rate variations, US$ 59 million to wage increases, and the remaining as a consequence of the increase of 9.7% in the number of employees, required by the expansion of our operations.
Other operational costs totaled US$ 374 million compared to US$ 184 million in 2Q07 and US$ 317 million in 1Q08. As from this quarter this item will include the cost of the Nibrasco and Kobrasco leasing contract which came to US$ 83 million in 2Q08.
Costs related to shared services amounted to US$ 56 million against US$ 50 million last quarter, due to the expansion of our operations.
In 2Q08, costs with demurrage — fines paid for delays in loading ships at maritime terminals — totaled US$ 80 million, meaning US$ 1.26 per metric ton of iron ore shipped, compared with US$ 46 million, or US$ 0.79 per metric ton, in 2Q07.
The rise in demurrage costs reflects the pressure on the logistics infrastructure brought to bear by the continued growth of demand for iron ore. The expansion in our production of iron ore, implying in an additional transportation requirement of
2Q08

US GAAP
135 million metric tons per year between 2003 and 2007, has been accompanied by substantial investment in logistics to improve efficiency and capacity to move cargo. At the moment, we have two big projects under execution, the Northern Corridor and the Southeastern Corridor, involving an investment of US$ 1.5 billion to increase the capacity of our railroads and ports.
This year, in addition to the accident which suspended temporarily the operations of the Itaguaí maritime terminal, we had various stoppages for maintenance at the Guaíba Island terminal and an increase in the line of ships at the Ponta da Madeira terminal. The issues at Ponta da Madeira derived from a transitory de-synchronization between volume of shipments and the capacity of the EFC.
The problems with Itaguaí and Guaíba Island terminals have already been solved, and significant progress has been made with our investments in logistics in the Northern System. These include the completion of the expansion of 57 pathways and the start up of operations of 330-wagon trains on the EFC, which will lead to a progressive reduction of demurrage costs at Ponta da Madeira.
The costs of depreciation and amortization — 15.2% of COGS — amounted to US$ 723 million, US$ 233 million more than in 2Q07 and in line with the amount in 1Q08 of US$ 724 million.
Sales, general and administrative expenses (SG&A) reached US$ 344 million, an increase of US$ 78 million relatively to 2Q07. Half of the increase, US$ 39 million, was caused by currency volatility. Sales expenses rose by US$ 10 million, personnel expenses by US$ 23 million, and advertising by US$ 18 million.
Expenses with research and development (R&D)6 totaled US$ 269 million in 2Q08, 77% more than in 2Q07, due to higher investments in mineral exploration and feasibility studies.
The other operational revenues were US$ 11 million more than operational expenditures, thus contributing to a reduction in costs. This is a change to the order of US$ 122 million, since in 2Q07 expenditures exceeded operating income by US$ 111 million. This occurred because of a reversal of a contingency provision of US$ 148 million.
COST OF GOODS SOLD — US$ million

	2Q07%		1Q08%		2Q08%
Outsourced services	622	16.4	690	16.3	772	16.2
Material	582	15.4	710	16.7	815	17.1
Energy	576	15.2	674	15.9	747	15.7
Fuels	348	9.2	427	10.1	466	9.8
Electric energy	228	6.0	247	5.8	281	5.9
Acquisition of products	808	21.4	556	13.1	704	14.8
Iron ore and pellets	239	6.3	272	6.4	416	8.7
Aluminum products	71	1.9	68	1.6	73	1.5
Nickel products	487	12.9	177	4.2	156	3.3
Other products	11	0.3	39	0.9	59	1.2
Personnel	444	11.7	522	12.3	571	12.0
Depreciation and exhaustion	490	12.9	724	17.1	723	15.2
Shared services	—	0.0	50	1.2	56	1.2
Others	184	4.9	317	7.5	375	7.9
Total before inventory adjustment	3,706	97.9	4,243	100.0	4,763	100.0
Inventory adjustment FAS 141/142	78	2.1	—	0.0	—	0.0
Total	3,784	100.0	4,243	100.0	4,763	100.0

6       Expenses with R&D are accounting figures. We present in the section Investments the total of US$ 267 million of R&D, in accordance to the effective cash disbursement in the period.
2Q08

US GAAP
Ú RECORD OPERATING PROFIT: US$ 5.2 BILLION
Operating profit, as measured by adjusted EBIT, was US$ 5.235 billion, a 19.5% increase in relation to 2Q07, setting a new historical record.
In 1H08, operating profit came to US$ 8.150 billion, 15.1% more than in 1H07.
In 2Q08, the adjusted EBIT margin was 49.4%, returning almost to the 2Q07 level of 50.4%. Compared to 1Q08, the margin was higher by 1,220 basis points and 1,004 basis points higher than the quarterly average since 1Q03.
Ú RECORD NET EARNINGS: US$ 5.0 BILLION
In 2Q08 net earnings rose to an all-time high of US$ 5.009 billion, equal to US$ 1.02 per share on a fully diluted basis. In relation to 2Q07, there was an increase of US$ 914 million.
In 1H08, net earnings came to US$ 7.030 billion, an increase of 11.4% over 1H07, at US$ 6.312 billion.
Net earnings in 2Q08 were positively affected by the growth in operating profit, US$ 856 million, by the increase in net financial profit of US$ 666 million and by the reduction in minority shareholdings of US$ 72 million. On the other hand, income tax expenses went up by US$ 110 million, amounting to a total of US$ 1.506 billion this quarter. Apart from this, in 2Q08 no assets were sold, while in the 2Q07 asset sales contributed to a gain of US$ 674 million, deriving from the sale of shares of Usiminas (US$ 457 million) and Log-In Logística (US$ 217 million).
The net financial profit for 2Q08 was US$ 1.167 billion, against US$ 501 million in 2Q07. Financial expenses were the main contributor to this result, given a positive effect of US$ 375 million. They were impacted by a non-cash gain of US$ 724 million on transactions with derivatives.
Derivative transactions executed by Vale include two basic types: currency swaps and metal and natural gas price hedging.
Exchange rate swaps, from Brazilian reais into US dollars, generated non-cash gains of US$ 681 million. Of this total, US$ 463 million resulted from an interest rate swap involving non-convertible debentures issued in Brazil and US$ 145 million from the payroll swap.
In 1H08 currency swap transactions had a positive impact of US$ 656 million against US$ 436 million in 1H07.
Derivative transactions involving metal and natural gas prices had a positive non- cash impact of US$ 43 million in 2Q08. In 1H08, these transactions reduced our net earnings by US$ 277 million, compared to US$ 183 million in 1H07.
We entered into hedging transactions against price volatility of copper, aluminum, platinum and gold in order to guarantee a certain cash flow. These transactions generated in 2Q08 a non-cash loss of US$ 9 million. Operations aiming to maintain our exposure to price volatility for nickel sales at fixed prices resulted in gains of US$ 45 million.
2Q08

US GAAP
The liquidation of derivatives transactions related to metals prices caused a positive impact on earnings and cash flow of US$ 9 million. In 1H08 the liquidation of these positions generated earnings and cash flow effect of US$ 88 million.
As a consequence of the price reduction, marking-to-market of our shareholder debentures produced a non-cash gain of US$ 19 million in 2Q08. In 1H08 there was a negative impact of US$ 23 million, having diminished strongly compared with 1H07, when it was US$ 298 million.
Financial revenues fell went to US$ 23 million in 2Q08 from US$ 77 million in 2Q07.
The impact of the 9.9% appreciation of the Brazilian real against the US dollar on the net liabilities in US dollars caused a non-cash positive effect of US$ 769 million in 2Q08 net earnings, compared with US$ 932 million in the same period last year.
Equity income amounted to US$ 260 million, an increase of US$ 104 million in comparison with 2Q07. The affiliated (non-consolidated) ferrous minerals companies contributed 90.8% to the total, coal 7.7%, non-ferrous minerals 3.1% and steel operations 12.3%. Logistics contributed negatively with US$ 41 million because of an accounting loss at MRS.
This quarter MRS opted to recognize in its financial statements a tax liability in the order of US$ 195 million which reduced our equity earnings by US$ 81 million.
Individually, the greatest contributors to equity earnings were the pelletizing joint ventures: Samarco (US$ 148 million), Nibrasco (US$ 34 million) and Hispanobrás (US$ 33 million).
As we are leasing the operational assets of Nibrasco and Kobrasco, and not their shares, it is worth emphasizing that we will continue to present their equity earnings in our financial statements.
Ú RECORD CASH GENERATION: US$ 6.2 BILLION
Strong cash generation has allowed the financing of our investment program, with at the same time the distribution of a significant volume of dividends and the maintenance of a healthy balance sheet.
This quarter we established a new cash generation record, as measured by adjusted EBITDA, which totaled US$ 6.218 billion, as compared to US$ 5.057 billion for 2Q07. The US$ 1.161 billion increase in adjusted EBITDA is explained by the increment of US$ 856 million in adjusted EBIT, US$ 235 million in depreciation and US$ 70 million in dividends from non-consolidated companies — affiliates and joint ventures.
In 2Q08 we received US$ 223 million in dividends — US$ 138 million from Samarco and US$ 38 million from MRN.
Distribution of cash generation by business area in 2Q08 was: ferrous minerals 69.3%, non ferrous minerals7 30.9%, and logistics 3.5%, discounting the expenditure with R&D, which represented 3.7% of EBITDA.
In 1H08, adjusted EBITDA reached US$ 9.947 billion against US$ 8.241 billion in 1H07.

[7]	Including aluminum.
2Q08

US GAAP
ADJUSTED EBITDA BY BUSINESS AREA — US$ million

	2Q07	1Q08	2T08
Minerais ferrosos	2,081	1,958	4,311
Minerais não-ferrosos	2,929	1,825	1,919
Logística	193	142	220
Outros	(146)	(196)	(232)
Total	5,057	3,729	6,218
QUARTERLY ADJUSTED EBITDA — US$ million

	2Q07	1Q08	2Q08
Net operating revenues	8,692	7,832	10,600
COGS	(3,784)	(4,242)	(4,763)
SG&A	(266)	(322)	(344)
Research and development	(152)	(190)	(269)
Other operational expenses	(111)	(163)	11
Adjusted EBIT	4,379	2,915	5,235
Depreciation, amortization & exhaustion	525	766	760
Dividends received	153	48	223
Adjusted EBITDA	5,057	3,729	6,218

Ú	DEBT: RATING UPGRADE
At the end of July, Standard & Poor´s upgraded Vale’s long-term corporate credit rating to BBB+ from BBB reflecting its solid capital structure and powerful cash flow.
As a consequence of the size and diversity of its sources of cash flow, Vale has also been able to maintain fairly low levels of cash flow at risk, which is another extremely positive structural characteristic contributing to improve the perception of its credit risk.
In 2Q08, we signed agreements with the BNDES (the Brazilian National Development Bank), the Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI) for the financing of projects related to mining, logistics and energy, which will be developed as part of our investment plan for 2008-2012. These resources amount to approximately US$ 10 billion and involve long-term maturity financing, in line with our debt management strategy.
Vale’s total debt at June 30, 2008 was US$ 20.372 billion, a slight reduction relative to the position of March 31, 2008, at US$ 20.523 billion. In the same way, net debt (c) remained practically unaltered, at US$ 18.218 billion versus US$ 18.259 billion in the previous quarter.
Total debt at June 30, 2008, considering hedge positions, was made up of 65% linked to floating interest rates and 35% to fixed interest rates. Moreover, 97% of the debt was denominated in US dollar, with the other 3% in other currencies.
Average debt maturity lengthened by a year, going from 9.36 years in March 2008 to 10.35 years at the end of 2Q08.
The average cost of debt, before income tax, was 5.42%, compared with 5.17% in March 2008 and 6.79% in June 2007.
2Q08

US GAAP
Debt leverage, as measured by total debt/EBITDA(d) ratio went down to 1.2x on June 30, 2008, from 1.3x on March 31, 2008. The ratio of total debt/enterprise value(e) (net debt plus market cap) also went down, going from 11.5% at the end of March 2008 to 11.1% on June 30, 2008.
Interest coverage, measured by the ratio adjusted EBITDA/interest paid(f) went up to 13.04x, against 11.58x on March 31, 2008.
DEBT INDICATORS — US$ million

	2Q07	1Q08	2Q08
Total debt	19,075	20,523	20,372
Net debt	17,301	18,259	18,218
Total debt / adjusted LTM EBITDA (x)	1.3	1.3	1.2
Adjusted LTM EBITDA / LTM interest expenses (x)	13.00	11.58	13.04
Total debt / EV (%)	15.86%	11.52%	11.13%
Enterprise Value = market capitalization + net debt

Ú	INVESTMENT: NEW WORLD-CLASS ASSETS
The ability to develop world-class projects has proven to be essential in Vale’s position as a global leader in shareholder value creation. During 1H08, we delivered six world-class projects in different segments of the mining and metals industry — Zuhai, Fazendão and Samarco III (iron ore and pellets), Dalian (nickel) and Paragominas II and Alunorte 6&7 (bauxite and alumina) — which contributed to the expansion of our activities alongside to a more diversified geographical and asset base.
The second phase of the Paragominas mine (Paragominas II), in the state of Pará, Brazil, began to ramp up in May 2008. This will add another 4.5 Mtpy to capacity, bringing total capacity to 9.9 Mtpy.
Stages 6 and 7 of our alumina refinery started to operate in June and July, respectively. The bauxite needed for these new stages will be fed by Paragominas II. The completion of this project means that Alunorte can now count on a production capacity of 6.26 Mtpy, consolidating its position as the largest alumina refinery in the world.
In 2Q08, Vale invested US$ 2.312 billion, of which US$ 1.788 billion for organic growth, US$ 1.521 billion on project execution and US$ 267 million in R&D, and US$ 524 million for support of existing operations.
Our R&D investments are made up of US$ 110 million for mineral exploration, US$ 151 million for project studies and US$ 7 million for new technology and processes. US$ 57 million was invested in natural gas exploration, with a view to complementing energy generation for self-consumption.
In 1H08 investments of US$ 4.007 billion were made, of which US$ 2.651 billion on projects, US$ 440 million on R&D and US$ 915 million in stay-in-business.
TOTAL INVESTMENT — US$ million

by category	2Q07		1Q08		2Q08
Organic growth	1,065	74.0%	1,304	72.8%	1,788	77.3%
Projects	943	65.5%	1,131	60.1%	1,521	65.8%
R&D	122	8.5%	173	12.7%	267	11.6%
Stay-in-business	374	26.0%	391	27.2%	524	22.7%
Total	1,439	100.0%	1,695	100.0%	2,312	100.0%
2Q08

US GAAP
The logistics system is a key factor in the competitiveness of our iron ore operations. To increase capacity and maximize efficiency, we are making several investment.
In the EFC railroad the 57 pathways have been expanded and the 330-wagon trains are now running; these trains are 3.5 kilometers long, which will reduce the number of crossings, shorten the mine-port-mine operating cycle and increase the productivity of the railroad.
We have signed a contract for the building of 12 vessels for transporting iron ore, each with 400.000 deadweight ton capacity, making them the largest carriers of this type in the world. The first of these vessels is expected in early 2011 and the completion of the order is expected to take place in 2012.
This investment amounts to US$ 1.6 billion and is not included in the US$ 59 billion investment program for 2008-2012. With this order, Vale will have a fleet of 18 very large ore carriers (VLOCs) and three capesize vessels, which will provide a dedicated shuttle service for iron ore transportation between our terminals in Brazil and Asian ports. This will enhance our competitive position, since the cost of freight is a significant factor in the total cost of iron ore for the steel industry. The estimated cargo capacity of the fleet is 30.2 million metric tons of iron ore per year, equal to 31% of our shipments to China in 2007.
We exercised our option to buy mining rights in the municipalities of Rio Acima and Caeté, in the state of Minas Gerais, valued at US$ 145 million. These rights will be incorporated into the Maquiné-Baú iron ore mine project, which will now be called Apolo.
TOTAL INVESTMENT — US$ million

by business area	2Q07		1Q08		2Q08
Ferrous minerals	379	26.4%	386	19.1%	500	21.6%
Non-ferrous minerals	747	51.9%	922	49.1%	1,181	51.1%
Logistics	203	14.1%	239	12.4%	397	17.2%
Coal	41	2.9%	23	3.7%	61	2.7%
Power generation	11	0.8%	52	4.0%	81	3.5%
Steel	23	1.6%	14	6.5%	14	0.6%
Others	35	2.4%	59	5.1%	78	3.4%
Total	1,439	100.0%	1,695	100.0%	2,312	100.0%
Investments in corporate social responsibility amounted to US$ 303 million in this quarter, with US$ 202 million going for environmental projects and US$ 101 million to develop social projects.
Description of main projects

		Budget (US$ millions)
Business	Project	2008	Total	Status
Ferrous Minerals/ Logistics	Carajás 130 Mtpy	1.165	2.478	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. The purchase of equipment and work on the fourth car dumper and stockyards is already under way. Start-up depends on concession of environmental licenses.
2Q08

US GAAP

	Itabiritos	341	973	Construction of a pelletizing plant in Minas Gerais, Brazil, with a nominal production capacity of 7 Mtpy. Completion of the treatment plant is scheduled for 3Q08 and start-up of pelletizing for 4Q08.

	Northern Corridor	334	956	The expansion of the Northern Corridor will increase the Carajás Railroad capacity to transport iron ore and the shipment capacity of the maritime terminal of Ponta da Madeira. 330-wagon iron ore trains are already running. Conclusion is planned for the end of 2008.

	Serra Sul	145	10.094	On the Southern of Carajás, in the state of Pará, Brazil, this project will have 90 Mtpy capacity and involves investment in the mine, plant, railroad, and port. Completion is scheduled for 1H12. Subject to approval by the Board of Directors.

	Tubarão VIII	95	636	Pelletizing plant to be built at the port of Tubarão, in the state of Espírito Santo, Brazil, with a 7.5 Mtpy capacity. Civil engineering work has started. Project being implemented with completion scheduled for 2H10.

	Oman	82	1.356	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mpty of direct reduction pellets and a distribution center with capacity to handle 40 Mpty . Start up planned for 2H10. Project approved in 1H08.

	Apolo — ( previously Maquiné-Baú)	11	2.207	The project located in the Southern System will have a production capacity of 24 Mtpy of iron ore and requires investments in mine, plant and railroad, with completion scheduled for 2011. Subject to approval by the Board of Directors.

	Southeastern Corridor	379	553	Expansion of the Vitória a Minas Railroad (EFVM) and the port of Tubarão. The fifth car dumper is working at full capacity and the ship loaders are being assembled in China. Conclusion planned for 1H09.

	Litorânea Sul	43	414	The Litorânea Sul railroad will cover 165 km and will give access to the port of Ubu in the state of Espírito Santo, Brazil. Conclusion is scheduled for 1H11. Subject to approval by the Board of Directors.

Non-Ferrous Minerals	Salobo I	387	1.152	The project will have a production capacity of 100,000 metric tons of copper in concentrate. Project implementation under way and civil engineering has started. Conclusion of work scheduled for 1H10.

	Onça Puma	581	2.297	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form, its final product. Civil engineering work concluded and electromechanical assembly under way. Commissioning planned for 4Q08, with production start up in 1H09.

	Goro	723	3.212	Project in New Caledonia, in the South Pacific, with a nominal production capacity of 60,000 metric tons per year of nickel in nickel oxide and 4,600 metric tons of cobalt. Civil engineering work concluded and electromechanical assembly in the final phase. Production is expected to start up at the end of 2008.
2Q08

US GAAP

	Voisey’s Bay	110	2.177	Construction of a refinery in Voisey’s Bay, province of Newfoundland and Labrador, in Canada, to produce 50,000 tpy of finished nickel. Start-up scheduled for the end of 2011. Subject to approval by the Board of Directors.

	Totten	66	362	Mine in Sudbury, Canada, aiming to produce 11,200 tpy of copper, 8,200 tpy of nickel and 82,000 oz of precious metals. Civil engineering work concluded and electromechanical assembly under way. Project being implemented and conclusion planned for 1H11.

	Bayovar	48	479	Open cast mine in Peru with nominal capacity of 3.9 million metric tons per year of phosphate. Main implementation license obtained. Project under implementation with conclusion scheduled for 1H10.

	Papomono	48	102	Located in the Coquimbo region in Chile, with an annual production capacity of 18,000 metric tons of copper cathode. Critical equipment already being bought. Conclusion expected for 2H09.

	NAR	88	1.795	The new alumina refinery will be in Barcarena, in the state of Pará, Brazil. The plant will be developed in four stages, each one with a production capacity of 1.86 Mtpy, totaling 7.4 Mtpy. Completion is expected in 2H11. Subject to approval by the Board of Directors.

	Paragominas III	30	416	The third phase, Paragominas III, will add 4.95 Mtpy of bauxite to existing capacity and completion is scheduled for 1H11. Subject to approval by the Board of Directors.

Coal	Moatize	97	1.398	This project, located in Tete, Mozambique, will have a production capacity of 11 Mtpy, of which 8.5 Mtpy metallurgical coal and 2.5 Mtpy thermal coal. Completion planned for 1H11. Subject to approval by the Board of Directors.

	Carborough Downs	96	330	Expansion of the Carborough Downs underground coal mine in Central Queensland, Australia. This project includes the installation of a longwall and the duplication of the coal handling and preparation plant (CHPP) to be concluded in 2H09. It will allow the mine to achieve 4.4 Mtpy capacity in 2011.

Energy	Barcarena	188	898	Project for the construction of a thermoelectric power plant with installed capacity of 600 MW in Barcarena , state of Pará, Brazil. ANEEL concession was granted in July 2008 but work depends on obtaining the environmental license to start. Completion planned for the end of 2010.

	Estreito	165	514	The Estreito hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil, has already obtained the implementation license, and is being built. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 2H10.

	Karebbe	49	410	Karebbe hydroelectric power plant in Sulawesi, Indonesia aims to supply 90MW for the PT Inco operations. It will make feasible to increase production to 90,000 tpy of nickel in matte. Work started and main equipment purchased. Scheduled to start up in 1H10.
2Q08

US GAAP

Ú	PERFORMANCE OF THE BUSINESS SEGMENTS

▪	Ferrous minerals
In 2Q08 volumes of iron ore and pellets shipped totaled 78.858 million metric tons, 7.9% more than in 2Q07 and creating a new record.
The volume of iron ore reached 70.876 million metric tons, the highest ever in one quarter, an increase of 9.4% over 2Q07. This record was due to increased production and greater volumes of ore purchased by third parties.
Shipments of pellets amounted to 7.982 million metric tons, compared with 8.250 million in 2Q07. The volumes available for sale consisted of: (i) production of 6.366 million metric tons by our plants, of which 2.057 million processed by the Nibrasco and Kobrasco plants; (ii) purchase of 1.750 million metric tons from the Tubarão joint ventures; and (iii) 333,000 metric tons produced through tolling arrangements with these JVs.
Sales to China, the main destination of our iron ore and pellet sales, moved up to 23.817 million metric tons, accounting for 30.2% of the volume sold. Brazilian customers represented 19.8% of sales volumes, the Japanese 10.5%, German 6.6%, South Korean 4.2% and French 3.2%.
3.454 million metric tons were sold to our pelletizing joint ventures, compared with 5.202 million metric tons sold in the same quarter in the previous year. This drop is due to the leasing of the plants of Nibrasco and Kobrasco, as from May and June, respectively.
Prices of iron ore and pellets in 2Q08 reflect almost totally the reference price readjustments negotiated for 2008. This quarter we included US$ 279 million in revenues relating to the retroactive adjustment to 1Q08, with US$ 553 million to be incorporated as a retroactive adjustment for 2Q08.
Revenues from iron ore amounted to US$ 4.947 billion, having grown 70.7% over 2Q07, while pellets contributed US$ 1.168 billion, an increase of 76.2% over the same period. Both set new records.
Prices of manganese ore and ferroalloys have risen dramatically since the last quarter of 2007 caused by a rising demand from the steel industry and restricted supply. Supply is being constrained by the lack of sufficient high grade manganese ores and power shortages, especially in South Africa, a leading global producer.
Shipments of manganese ore in 2Q08 amounted to 301,000 metric tons, 37,4% up on 2Q07, made possible by the return to production of the Azul mine. The average price for manganese ore was US$ 275.75 per metric ton, almost trebling vis-à-vis the US$ 95.89 of 2Q07.
The volume of ferroalloys sold amounted to 125,000 metric tons, 12.6% greater than 2Q07. Average prices obtained also created a new record, reaching US$ 2,768 per metric ton, as compared with the average of US$ 1,099 in 2Q07.
Total revenues from the ferrous minerals businesses amounted to US$ 6.652 billion, an increase of 77.3% when compared with 2Q07. Price variation was responsible for an increase in revenue of US$ 2.415 billion, while greater sales volumes were responsible for another US$ 446 million.
The adjusted EBIT margin increased, moving from 49.4% in 2Q07 to 59.3% in 2Q08.
2Q08

US GAAP
Adjusted EBITDA for ferrous minerals reached US$ 4.311 billion, up US$ 2.230 billion on the amount recorded in 2Q07. This increment was due to price hikes for products (US$ 2.178 billion) and increased sales (US$ 450 million), and was partially offset by higher in costs and expenses (US$ 236 million) and by the impact of currency volatility (US$ 217 million).
In 2Q08 we invested US$ 500 million in ferrous mineral operations, of which US$ 365 million in project development, US$ 44 million in R&D, and US$ 90 million in stay-in-business.
The Board of Directors has approved investments in the order of US$ 1.356 billion for a pelletizing plant with 9 Mtpy capacity and a distribution center at the port of Sohar in Oman.
The Gulf Cooperation Council countries (Saudi Arabia, Kuwait, UAE, Qatar, Oman and Barhain) are undergoing major structural changes caused by significant investments needed for the diversification of their economies, implying among other things a more intense usage of metals. Consequently, there is a strong demand for direct reduction pellets. At the same time, Oman offers the possibility of low cost operations, since it has abundant natural gas and a deep-water port.
IRON ORE AND PELLET SALES BY REGION — ‘000 metric tons

	2Q07%		1Q08%		2Q08%
Americas	17,759	24.3	19,549	25.5	19,229	24.4
Brazil	14,567	19.9	16,586	21.7	15,603	19.8
Steel mills and pig iron producers	9,365	12.8	11,824	15.4	12,149	15.4
JVs pellets	5,202	7.1	4,762	6.2	3,454	4.4
USA	778	1.1	433	0.6	768	1.0
Others	2,414	3.3	2,530	3.3	2,858	3.6
Asia	34,669	47.5	34,858	45.5	37,522	47.6
China	23,385	32.0	22,781	29.8	23,817	30.2
Japan	6,606	9.0	7,585	9.9	8,282	10.5
South Korea	3,000	4.1	2,221	2.9	3,274	4.2
Others	1,678	2.3	2,271	3.0	2,149	2.7
Europe	18,528	25.4	19,108	25.0	18,904	24.0
Germany	5,793	7.9	6,168	8.1	5,168	6.6
France	3,200	4.4	2,128	2.8	2,515	3.2
Belgium	1,348	1.8	2,187	2.9	2,086	2.6
Italy	2,019	2.8	2,438	3.2	2,310	2.9
Others	6,168	8.4	6,187	8.1	6,825	8.7
Rest of the World	2,097	2.9	3,057	4.0	3,203	4.1
Total	73,053	100.0	76,572	100.0	78,858	100.0
GROSS REVENUE BY PRODUCT — US$ million

	2Q07%		1Q08%		2Q08%
Iron ore	2,898	77.2	3,116	75.0	4,947	74.4
Pelletizing plant operation services	19	0.5	24	0.6	15	0.2
Pellets	663	17.7	655	15.8	1,168	17.6
Manganese ore	21	0.6	40	1.0	83	1.2
Ferroalloys	122	3.3	259	6.2	346	5.2
Others	29	0.8	60	1.4	93	1.4
Total	3,752	100.0	4,154	100.0	6,652	100.0
2Q08

US GAAP
AVERAGE SALE PRICE — US$/metric ton

	2Q07	1Q08	2Q08
Iron ore	44.72	45.62	69.80
Pellets	80.36	79.15	146.33
Manganese ore	95.89	273.97	275.75
Ferroalloys	1,099.10	2,105.69	2,768.00
VOLUMES SOLD — ‘000 metric tons

	2Q07	1Q08	2Q08
Iron ore	64,803	68,297	70,876
Pellets	8,250	8,275	7,982
Manganese ore	219	146	301
Ferroalloys	111	123	125
SELECTED FINANCIAL INDICATORS

	2Q07	1Q08	2Q08
Adjusted EBIT margin (%)	49.4%	40.7%	59.3%
Adjusted EBITDA (US$ million)	2,081	1,958	4,311
Capex (US$ million)	379	386	500
Non-ferrous minerals
Total revenues with non-ferrous minerals came to US$ 3.579 billion, a reduction of US$ 1.078 billion compared with 2Q07, but an increase of US$ 201 million in relation to 2Q08. Revenues were cut to US$ 1.356 billion from US$ 3.156 billion in 2Q07, caused by the 42.1% drop in the average nickel price.
69,000 metric tons of finished nickel were shipped in 2Q08, against 68,000 in 2Q07. Sales of nickel generated revenues of US$ 1.870 billion, compared with US$ 3.196 billion in 2Q07 and US$ 1.891 billion in 1Q08.
Sales of bauxite, alumina and primary aluminum brought in gross revenues of US$ 728 million, against US$ 724 million in 2Q07. The negative impact of US$ 25 million caused by the performance of sales — increase in the volume of alumina and decrease in the volumes of aluminum and bauxite — was more than offset by the increased price of aluminum, which had a positive effect of US$ 29 million.
Demand growth and higher energy costs contributed to the rise in aluminum prices. The average sale price was US$ 3,126.98 per metric ton in 2Q08 against US$ 2,845.20 in 2Q07, while alumina price, which is indexed to the metal price, increased to US$ 382.11 per metric ton in 2Q08 from US$ 348.56 in 2Q07.
Shipments of aluminum totaled 126,000 metric tons, compared with 155,000 recorded in 2Q07 and 136,000 in 1Q08. Variance in quarterly shipments is due to the shipments program and eventual changes, given the stability in aluminum output. Sales of alumina amounted to 861,000 metric tons, as opposed to 766,000 in 2Q07 and 833,000 in 1Q08, in line with our production evolution.
Revenues from copper shipments amounted to US$ 621 million, an increase of 23.2% over 2Q07. Higher average prices — US$ 8,483.60 in 2Q08 against US$ 7,369.70 per metric ton in 2Q07 — meant a 66.6% increase in revenue, while greater sales volumes — 73,000 metric tons in 2Q08 against 68,000 metric tons in 2Q07 — explain the other 33.3%.
Revenues from shipments of platinum group metals (PGMs), potash and cobalt benefited from the benign price scenario for these commodities.
The PGMs produced revenues of US$ 116 million, US$ 29 million more than 2Q07, with total shipments of 102,000 troy ounces, 5.2% up on the same period
2Q08

US GAAP
last year. Average platinum prices hit US$ 2,036.90 per troy ounce, an increase of 57.0% in relation to 2Q07.
Potash and cobalt revenues were up significantly, at 169.2% and 78.1% respectively, rising to US$ 105 million and US$ 57 million in 2Q08. Higher average sales prices were responsible for 81.8% and 72.2% of the increase in potash and cobalt revenues, respectively.
Shipments of kaolin generated revenues of US$ 54 million, much the same as the US$ 55 million of 2Q07. Higher average sales prices more than offset the decrease in sales volumes, caused by maintenance stoppages in the period.
The adjusted EBIT margin for non-ferrous minerals was 36.0%, compared with 54.1% in 2Q07 and 36.6% in 1Q08. The drop in nickel prices, the increased costs with outsourced services, energy and materials, and the increase in depreciation explain the narrowing of our operating margin.
Cash generation, as measured by adjusted EBITDA, amounted to US$ 1.919 billion, as opposed to US$ 2.929 billion in 2Q07. The reduction of US$ 1.010 billion was due to lower nickel prices (US$ 1.060 billion) and US dollar depreciation (US$ 147 million). The aluminum business added US$ 239 million to adjusted EBITDA against US$ 301 million in 2Q07.
Investments in non-ferrous minerals operations amounted to US$ 1.181 billion, with US$ 843 million spent in project development, US$ 133 million for R&D and US$ 206 million for stay-in-business.
A revised capex for the Karebbe hydroelectric plant project, located on the Larona River on the island of Sulawesi in Indonesia, has also been approved, increasing to US$ 410 million from US$ 252 million. This was necessary in view of the fact that work had been at a standstill from January 2006 up to the beginning of this year, due to delays in obtaining environmental licenses. An increase in costs of labor, equipment, materials, and contracted civil engineering services during this two-year period were responsible for the increase in this investment.
Karebbe will provide 90MW, which will allow for increased production of nickel in matte in our operation in Indonesia, given the higher productivity of the furnaces when oil is replaced by hydro power, as well as a significant cost reduction. It is worth mentioning that our operation in Indonesia is the largest lateritic saprolite nickel operation in the world, and is heavily energy intensive, which gives an indication of the strategic importance of this investment.
Leveraging our asset base in Canada is part of the nickel business strategy. In order to pursue this goal, we have increased significantly investment in maintenance and mineral exploration. We are developing Totten, the first mining project in Sudbury over the last 30 years, and we have begun to modernize the nickel refinery at Thompson, in the province of Manitoba.
This project has a capex budget of US$ 113 million and involves the automation of production, including six-axle robots, automatic cranes and electric transfer cars, which will give the project the latest technology, with a minimum of operational risks and high productivity. It is expected be concluded by the first quarter of 2011.
2Q08

US GAAP
GROSS REVENUE BY PRODUCT — US$ million

	2Q07%		1Q08%		2Q08%
Nickel	3,196	68.6	1,891	56.0	1,870	52.2
Copper	504	10.8	506	15.0	621	17.4
Kaolin	55	1.2	54	1.6	54	1.5
Potash	39	0.8	64	1.9	105	2.9
PGMs	87	1.9	126	3.7	116	3.2
Precious metals	20	0.4	30	0.9	28	0.8
Cobalt	32	0.7	61	1.8	57	1.6
Aluminum	442	9.5	362	10.7	395	11.0
Alumina	267	5.7	278	8.2	329	9.2
Bauxite	15	0.3	6	0.2	4	0.1
Total	4,657	100.0	3,378	100.0	3,579	100.0
AVERAGE SALE PRICE — US$/metric ton

	2Q07	1Q08	2Q08
Nickel	46,624.94	28,651.52	26,992.70
Copper	7,369.71	8,044.52	8,483.61
Kaolin	169.23	205.32	189.47
Potash	240.74	405.06	580.11
Platinum (US$/oz)	1,297.17	1,890.02	2,036.90
Cobalt (US$/lb)	24.90	37.39	38.88
Aluminum	2,845.16	2,654.41	3,126.98
Alumina	348.56	333.73	382.11
Bauxite	37.41	40.00	38.46
VOLUMES SOLD — ‘000 metric tons

	2Q07	1Q08	2Q08
Nickel	69	66	69
Copper	68	63	73
Kaolin	325	263	285
Potash	162	158	181
Precious metals (oz)	467	527	597
PGMs (oz)	97	86	102
Cobalt (metric ton)	583	740	665
Aluminum	155	136	126
Alumina	766	833	861
Bauxite	401	150	104
SELECTED FINANCIAL INDICATORS

	2Q07	1Q08	2Q08
Adjusted EBIT margin (%)	54.1%	36.6%	36.0%
Adjusted EBITDA (US$ million)	2,929	1,825	1,919
Capex (US$ million)	747	922	1,181

▪	Coal
Revenues from coal sales reached US$ 103 million in 2Q08, of which US$ 85 million from metallurgical coal (semi-hard, semi-soft and PCI) and US$ 18 million from thermal coal. In 1H08, coal revenues were US$ 176 million, which is higher than the revenue for 2007 originated from our sales from May to December, of US$ 160 million.
Shipments of coal in 2Q08 amounted to 911,000 metric tons, of which 680,000 metric tons of metallurgical coal and 231,000 metric tons of thermal coal.
Despite the higher prices, average sales prices in 2Q08 reflect only partially the new prices for 2008. The full accrual of the new prices will happen from 3Q08 onwards, when we will finalize negotiations with clients. The average sale price for
2Q08

US GAAP
metallurgical coal in 2Q08 was US$ 124.50 per metric ton, an increase of 71.6% relative to 1Q08. For thermal coal, the average price was US$ 79.20 per metric ton, an increase of 11.1% over 1Q08.
We invested US$ 61 million in the coal business in the quarter, compared with US$ 41 million in 2Q07. US$ 40 million were invested in expansion projects, US$ 14 million in R&D and US$ 7 million in stay-in-business.
GROSS REVENUE BY PRODUCT — US$ million

	2Q07%		1Q08%		2Q08%
Thermal coal	12	68.4	23	68.4	18	68.4
Metallurgical coal	31	31.6	50	31.6	85	31.6
Total	43	100.0	73	100.0	103	100.0
AVERAGE SALE PRICE — US$/metric ton

	2Q07	1Q08	2Q08
Thermal coal	50.34	71.28	79.19
Metallurgical coal	65.26	72.53	124.49
VOLUMES SOLD — ‘000 metric tons

	2Q07	1Q08	2Q08
Thermal coal	290	321	231
Metallurgical coal	498	683	680

▪	Logistics services
Vale’s railroads — Carajás (EFC), Vitória to Minas (EFVM) and Centro-Atlântica (FCA) — transported 7.211 billion net ton kilometers (ntk) of general cargo for clients in 2Q08, a reduction of 5.5% in relation the same period last year, when 7.629 billion ntk were transported.
The main cargoes transported were agricultural products (44.0%), steel industry inputs and products (41.1%), building materials and forestry products (5.8%), fuel (5.1%) and others (3.9%). Despite a 14% increase in the transportation for steelmakers, the number of ntks decreased due to a delay in the soybean crop in Brazil and smaller quantities transported of pig iron and wood.
Vale’s ports and maritime terminals handled 6.626 million metric tons of general cargo, compared with 7.176 million metric tons in 2Q07, of which 500,000 coming from Log-In Logística assets, a company not consolidated in our US GAAP financial statements since June 2007, when Vale sold the majority of its stake through an IPO.
Logistics services generated revenues of US$ 463 million, compared with US$ 414 million in 2Q07, an 11.8% increase.
Railroad transportation of general cargo produced revenues of US$ 382 million, improving on 2Q07 at US$ 333 million. Port and maritime terminal handlings contributed US$ 67 million compared with US$ 61 million in 2Q07, and port support services US$ 14 million, compared to US$ 5 million.
In 2Q08, the adjusted EBIT margin for logistics services was 22.2%, against 27.5% in the same quarter last year. The margin was negatively affected by increased expenses with materials and depreciation costs.
Adjusted EBITDA reached US$ 220 million, an increase of US$ 27 million. The main contributing factor was the change in the mix of prices and cargos, creating a gain of US$ 82 million. This gain partially offset the negative impact of US$ 23
2Q08

US GAAP
million caused by sales volume reduction and US$ 37 million due to the exchange rate.
We invested US$ 397 million in logistics in 2Q08, of which US$ 214 million for project development, US$ 36 million for R&D and US$ 147 million for stay-in-business.
GROSS REVENUE BY PRODUCT — US$ million

	2Q07%		1Q08%		2Q08%
Railroads	333	80.4	295	81.5	382	82.5
Ports	66	16.0	67	18.5	81	17.5
Shipping	15	3.6	—	—	—	—
Total	414	100.0	362	100.0	463	100.0
LOGISTICS SERVICES

	2Q07	1Q08	2Q08
Railroads (million ntk)	7,629	5,734	7,211
SELECTED FINANCIAL INDICATORS

	2Q07	1Q08	2Q08
Adjusted EBIT margin (%)	27.5%	22.5%	22.2%
Adjusted EBITDA (US$ million)	193	142	220
Capex (US$ million)	203	239	397

Ú	FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance.

Ú	CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on August 7, at 11:00 am Rio de Janeiro time, 10:00 am US Eastern Standard Time, 3:00 pm UK time and 4:00 pm Paris time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6301
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/ Investor. A recording will be available on Vale’s website for 90 days from August 7.

Ú	ANNEX 1 — EFFECTS OF THE LEASE OF PELLETIZING PLANTS FROM NIBRASCO AND KOBRASCO
In 2Q08, we leased the pelletizing plants of our joint ventures Nibrasco and Kobrasco. It involves three plants, two owned by Nibrasco and one by Kobrasco. The leasing contract includes all the operational assets but does not alter the shareholding structure of the joint ventures. As a result, our earnings will be affected by the impact of operating the three plants (revenue and costs), as well as by equity income from the companies which have title to the assets.
2Q08

US GAAP
Cash generation, as measured by adjusted EBITDA, will continue to include the dividends received from these companies, offsetting partially the impact of the cost of the leasing.
A description of the main changes in our financial statements follows.
(1)	Revenues
(a)	Iron ore
Iron ore sales revenues from the sales to Nibrasco and Kobrasco will disappear, and the iron ore used to produce pellets will be recorded at cost. In 2Q08, there was a negative impact of US$ 134 million in iron ore revenues.
(b)	Pellets
100% of the revenue from pellet sales will be recorded in our financial statements, instead of considering only the resale of the quantities bought from Nibrasco and Kobrasco, which were recorded as acquisition cost of pellets and in sales revenues for Vale. In 2Q08 this gave a positive contribution of US$ 141 million in pellet sales.
Thus, the net total effect on Vale’s gross revenues in 2Q08 was US$ 7 million.
(2)	Costs
The operating costs of the pelletizing plants will be consolidated in Vale’s COGS. In 2Q08 the effects of these operations on Vale’s costs was US$ 51 million.
In addition to operating costs, the cost of the asset leasing is recorded in the item “other operating costs”. In 2Q08 the leasing cost amounted to US$ 83 million.
On the other hand, there is a reduction in the cost of acquisition of pellets, since there will be no pellet purchase for re-sale from these plants. Therefore, in 2Q08, there was a cost reduction of US$ 146 million.
The net result in Vale’s COGS will be a saving of US$ 12 million.

US$ millions
	2Q08	2Q08
	Before leasing	After leasing
Revenues	10,890	10,897
COGS	(4,775)	(4,763)
EBITDA	6,199	6,218
2Q08

US GAAP
Ú     ANNEX 2 — FINANCIAL STATEMENTS
INCOME STATEMENTS — US$ million

	2Q07	1Q08	2Q08
Gross operating revenues	8,899	8,048	10,897
Taxes	(207)	(216)	(297)
Net operating revenue	8,692	7,832	10,600
Cost of goods sold	(3,784)	(4,242)	(4,763)
Gross profit	4,908	3,590	5,837
Gross margin (%)	56.5	45.8	55.1
Selling, general and administrative expenses	(266)	(322)	(344)
Research and development expenses	(152)	(190)	(269)
Others	(111)	(163)	11
Operating profit	4,379	2,915	5,235
Financial revenues	77	55	23
Financial expenses	(676)	(560)	(349)
Gains (losses) on derivatives, net	168	(318)	724
Monetary variation	932	112	769
Gains on sale of affiliates	674	80	—
Tax and social contribution (Current)	(1,483)	(654)	(1,173)
Tax and social contribution (Deferred)	87	296	(333)
Equity income and provision for losses	156	119	260
Minority shareholding participation	(219)	(24)	(147)
Net earnings	4,095	2,021	5,009
Earnings per share (US$)	0.85	0.42	1.04
FINANCIAL EXPENSES — US$ million

Gross interest on:	2Q07	1Q08	2Q08
Debt with third parties	(360)	(312)	(252)
Debt with related parties	(1)	(1)	(2)
Sub-total	(361)	(313)	(254)

Others financial expenses on:	2Q07	1Q08	2Q08
Tax and labour contingencies	(25)	(45)	(8)
Tax on financial transactions (CPMF)	(32)	(3)	—
Derivatives	118	(318)	724
Others	(208)	(199)	(87)
Sub-total	(147)	(565)	629
Total	(508)	(878)	375
EQUITY INCOME BY BUSINESS SEGMENT — US$ million

	2Q07%		1Q08%		2Q08%
Ferrous minerals	70	44.9	52	43.7	236	90.8
Non-ferrous minerals	20	12.8	14	11.8	8	3.1
Logistics	27	17.3	34	28.6	(41)	-15.8
Coal	11	7.1	16	13.4	20	7.7
Steel	28	17.9	6	5.0	32	12.3
Others	—	0.0	(3)	-2.5	5	1.9
Total	156	100.0	119	100.0	260	100.0
2Q08

US GAAP
BALANCE SHEET — US$ million

	06/30/07	03/31/08	06/30/08
Assets
Current	10,801	12,765	13,791
Long-term	7,370	7,728	9,035
Fixed	50,144	58,321	63,106
Total	68,315	78,814	85,932
Liabilities
Current	6,190	9,639	8,595
Long term	33,040	34,157	35,632
Shareholders’ equity	29,085	35,018	41,705
Paid-up capital	12,804	12,804	12,804
Mandatory convertible notes	1,869	1,869	1,869
Reserves	14,412	20,345	27,032
Total	68,315	78,814	85,932
2Q08

US GAAP

CASH FLOW	US$ million
	2Q07	1Q08	2Q08
Cash flows from operating activities:
Net income	4,095	2,021	5,009
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	525	766	760
Dividends received	153	48	223
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(156)	(119)	(260)
Deferred income taxes	(87)	(296)	333
Loss on sale of property, plant and equipment	240	37	86
Gain on sale of investment	(674)	(80)	0
Foreign exchange and monetary losses	(1,224)	(146)	(1,231)
Net unrealized derivative losses	(168)	318	(724)
Minority interest	219	24	147
Net interest payable	(57)	81	(45)
Others	(265)	(18)	(3)
Decrease (increase) in assets:
Accounts receivable	(492)	202	(802)
Inventories	(264)	(64)	(283)
Others	499	(155)	79
Increase (decrease) in liabilities:
Suppliers	428	(54)	320
Payroll and related charges	104	(248)	177
Income tax	503	(718)	750
Others	251	(191)	(455)
Net cash provided by operating activities	3,630	1,408	4,081
Cash flows from investing activities:
Loans and advances receivable	(2)	25	(33)
Guarantees and deposits	(31)	(34)	(2)
Additions to investments	(42)	(13)	(11)
Additions to property, plant and equipment	(1,633)	(1,625)	(2,105)
Proceeds from disposals of investment	908	134	0
Net cash used to acquire subsidiaries	(903)	0	0
Net cash used in investing activities	(1,703)	(1,513)	(2,151)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(992)	129	(240)
Loans	15	16	1
Long-term debt	49	1,330	236
Repayment of long-term debt	(3,940)	(105)	(647)
Mandatory convertible notes	1,869	0	0
Interest attributed to shareholders	(825)	0	(1,250)
Dividends to minority interest	(224)	0	(87)
Net cash used in financing activities	(4,048)	1,370	(1,987)
Increase (decrease) in cash and cash equivalents	(2,121)	1,265	(57)
Effect of exchange rate changes on cash and cash equivalents	(59)	(47)	(53)
Cash and cash equivalents, beginning of period	3,954	1,046	2,264
Cash and cash equivalents, end of period	1,774	2,264	2,154
Cash paid during the period for:
Interest on short-term debt	(39)	(5)	(5)
Interest on long-term debt	(399)	(279)	(357)
Income tax	(1,255)	(1,672)	(320)
Non-cash transactions
Interest capitalized	(21)	(17)	(14)
2Q08

US GAAP
Ú ANNEX 3 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
VOLUMES SOLD: MINERALS AND METALS — ‘000 metric tons

	2Q07	1Q08	2Q08
Iron ore	64,803	68,297	70,876
Pellets	8,250	8,275	7,982
Manganese ore	219	146	301
Ferroalloys	111	123	125
Nickel	69	66	69
Copper	68	63	73
Kaolin	325	263	285
Potash	162	158	181
Precious metals (oz)	467	527	597
PGMs (oz)	97	86	102
Cobalt (metric ton)	583	740	665
Aluminum	155	136	126
Alumina	766	833	861
Bauxite	401	150	104
Thermal coal	290	321	231
Metallurgical coal	498	683	680
Railroads (million ntk)	7,629	5,734	7,211
AVERAGE SALE PRICE — US$/metric ton

	2Q07	1Q08	2Q08
Iron ore	44.72	45.62	69.80
Pellets	80.36	79.15	146.33
Manganese	95.89	273.97	275.75
Ferroalloys	1,099.10	2,105.69	2,768.00
Nickel	46,624.94	28,651.52	26,992.70
Copper	7,369.71	8,044.52	8,483.61
Kaolin	169.23	205.32	189.47
Potash	240.74	405.06	580.11
Platinum (US$/oz)	1,297.17	1,890.02	2,036.90
Cobalt (US$/lb)	24.90	37.39	38.88
Aluminum	2,845.16	2,654.41	3,126.98
Alumina	348.56	333.73	382.11
Bauxite	37.41	40.00	38.46
Thermal coal	50.34	71.28	79.19
Metallurgical coal	65.26	72.53	124.49
ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT

	2Q07	1Q08	2Q08
Ferrous minerals	49.4%	40.7%	59.3%
Non-ferrous minerals	54.1%	36.6%	36.0%
Logistics	27.5%	22.5%	22.2%
Total	50.4%	37.2%	49.4%
ADJUSTED EBITDA BY BUSINESS SEGMENT

	2Q07	1Q08	2Q08
Ferrous minerals	2,081	1,958	4,311
Non-ferrous minerals	2,929	1,825	1,919
Logistics	193	142	220
Others	(146)	(196)	(232)
Total	5,057	3,729	6,218
2Q08

US GAAP
ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT — US$ million

	2Q07	1Q08	2Q08
Net operating revenues	8,692	7,832	10,600
COGS	(3,784)	(4,242)	(4,763)
SG&A	(266)	(322)	(344)
Research and development	(152)	(190)	(269)
Other operational expenses	(111)	(163)	11
Adjusted EBIT	4,379	2,915	5,235
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW — US$ million

	2Q07	1Q08	2Q08
Operational cash flow	3,630	1,408	4,081
Income tax	1,483	654	1,173
FX and monetary losses	292	34	462
Financial expenses	488	742	(353)
Net working capital	(1,029)	1,228	214
Other	193	(337)	641
Adjusted EBITDA	5,057	3,729	6,218
(c) Net debt
RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT — US$ million

	2Q07	1Q08	2Q08
Total debt	19,075	20,523	20,372
Cash and cash equivalents	1,774	2,264	2,154
Net debt	17,301	18,259	18,218
(d) Total debt / Adjusted LTM EBITDA

	2Q07	1Q08	2Q08
Total debt / Adjusted LTM EBITDA (x)	1.3	1.3	1.2
Total debt / LTM operational cash flow (x)	1.8	2.0	1.9
2Q08

US GAAP
(e) Total debt / Enterprise value

	2Q07	1Q08	2Q08
Total debt / EV (%)	15.86	11.52	11.13
Total debt / total assets (%)	27.92	26.04	23.70
Enterprise value = Market capitalization + Net debt
(f) LTM EBITDA adjusted / LTM interest payments

	2Q07	1Q08	2Q08
Adjusted LTM EBITDA / LTM interest payments (x)	13.00	11.58	13.04
LTM operational profit / LTM interest payments (x)	11.01	9.47	10.57

“This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) factors of high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.”
2Q08

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 6, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations